

Alpha-Otto Technologies Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

# TABLE OF CONTENTS




www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Alpha-Otto Technologies Inc. Management

We have reviewed the accompanying financial statements of Alpha-Otto Technologies Inc. (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter on Going Concern:**
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

*RNB Capital LLC*

Tamarac, FL
June 18, 2025

**ALPHA-OTTO TECHNOLOGIES INC.**
**STATEMENTS OF FINANCIAL POSITION (BALANCE SHEET)**

|  | | **As of December 31,** | |
|---|---|---|---|
|  | | **2024** | **2023** |
| **ASSETS** | | | |
| *Current Asset:* | | | |
| Cash and Cash Equivalents | $ | 3,580 | 5,568 |
| *Total Current Asset* | | 3,580 | 5,568 |
| *Non-Current Asset:* | | | |
| Other non-current asset | $ | - | - |
| *Total Non-Current Asset* | | - | - |
| **TOTAL ASSETS** | | 3,580 | 5,568 |
|  | | | |
| **LIABILITIES AND EQUITY** | | | |
| *Current Liabilities:* | | | |
| Accounts Payable | $ | 68,500 | 39,235 |
| Credit Card Payable | | 5,378 | 4,571 |
| *Total Current Liabilities* | | 73,878 | 43,806 |
| *Non-Current Liability:* | | | |
| Due to Related Party | $ | 17,000 | 10,000 |
| *Total Non-Current Liability* | | 17,000 | 10,000 |
| *TOTAL LIABILITIES* | | 90,878 | 53,806 |
| **EQUITY** | | | |
| Common Stock | $ | 1,000 | 900 |
| Additional Paid-In Capital | | 200 | - |
| Retained Earnings/(Deficit) | | (88,498) | (49,138) |
| *TOTAL EQUITY* | | (87,298) | (48,238) |
| **TOTAL LIABILITIES AND EQUITY** | $ | 3,580 | 5,568 |

See Accompanying Notes to these Unaudited Financial Statements

**ALPHA-OTTO TECHNOLOGIES INC.**
**STATEMENTS OF OPERATIONS**

| | | Year Ended December 31, | |
|---|---|---|---|
| | | **2024** | **2023** |
| **Revenues** | $ | - | - |
| **Cost of Goods Sold** | | - | - |
| **Gross Profit** | | - | - |
| | | | |
| **Operating Expenses** | | | |
| General and Administrative Expense | $ | 38,350 | 24,911 |
| **Total Operating Expenses** | | **38,350** | **24,911** |
| **Total Loss from Operations** | | **(38,350)** | **(24,911)** |
| **Other Income (Expense)** | | | |
| Interest Expense | $ | (1,010) | (207) |
| **Total Other Income (Expense)** | | **(1,010)** | **(207)** |
| **Net Income (Loss)** | $ | **(39,360)** | **(25,118)** |

See Accompanying Notes to these Unaudited Financial Statements

**ALPHA-OTTO TECHNOLOGIES INC.**
**STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**

| | Common Stock | | Additional Paid-in Capital | Retained Earnings (Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|---|
| | # of Shares | $ Amount | | | |
| Beginning balance at 1/1/23 | 9,000,000 | 900 | - | (24,020) | (23,120) |
| Issuance of Common Stock | - | - | - | - | - |
| Additional Paid-in Capital | - | - | - | - | - |
| Net income (loss) | - | - | - | (25,118) | (25,118) |
| Ending balance at 12/31/23 | 9,000,000 | 900 | - | (49,138) | (48,238) |
| Issuance of Common Stock | 1,000,000 | 100 | | - | 100 |
| Additional Paid-in Capital | - | - | 200 | - | 200 |
| Net income (loss) | - | - | - | (39,360) | (39,360) |
| Ending balance at 12/31/24 | 10,000,000 | 1,000 | 200 | (88,498) | (87,298) |

See Accompanying Notes to these Unaudited Financial Statements

## ALPHA-OTTO TECHNOLOGIES INC.
## STATEMENTS OF CASH FLOWS

|  |  | Year Ended December 31, | |
| --- | --- | --- | --- |
|  |  | **2024** | **2023** |
| **CASH FLOWS FROM OPERATING ACTIVITIES** |  |  |  |
| Net Income (Loss) | $ | (39,360) | (25,118) |
| Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations: |  |  |  |
| Increse/(Decrease) in Liabilities: |  |  |  |
| Accounts Payable |  | 29,265 | 18,221 |
| Credit Card Payable |  | 807 | 3,099 |
| *Total Adjustments to reconcile Net Income (Loss) to Net Cash provided by operations:* |  | 30,072 | 21,320 |
| *Net Cash provided by (used in) Operating Activities* |  | (9,288) | (3,798) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** |  |  |  |
| Other non-current asset | $ | - | - |
| *Net Cash provided by (used in) Investing Activities* |  | - | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** |  |  |  |
| Due to Related Party | $ | 7,000 | 5,000 |
| Issuance of Common Stock |  | 100 | - |
| Additional Paid-in Capital |  | 200 | - |
| *Net Cash provided by (used in) Financing Activities* |  | 7,300 | 5,000 |
| Cash at the beginning of period |  | 5,568 | 4,366 |
| Net Cash increase (decrease) for period |  | (1,988) | 1,202 |
| Cash at end of period | $ | 3,580 | 5,568 |

See Accompanying Notes to these Unaudited Financial Statements

**ALPHA-OTTO TECHNOLOGIES INC.**
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

**NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS**

Alpha-Otto Technologies Inc. ("the Company") was formed in the State of Delaware on April 20, 2022. The Company is a powertrain engineering, research, and development firm developing new internal combustion engine technology. The Company's headquarters is in Fenton, Michigan. The Company's customers will be located globally.

The Company is conducting a crowdfunding campaign under Regulation CF in 2025 to raise capital to complete initial development of its engine technology, conduct business development activities, and cover operational cost for the next 12 to 18 months.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

<u>Cash and Cash Equivalents</u>

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $3,580 and $5,568 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is in the pre-revenue phase and does not have any active revenue streams as of this report date. Nonetheless, the Company has the following potential revenue streams should it start its commercial operations:

- Engineering service agreement by providing contracted engineering services to engine manufacturers and related industries. The performance obligation for this revenue stream was to provide the agreed service with the customers and revenue is recognized as the service is completed or a percentage of completion of the contracted service.
- Royalties from licensing of intellectual property owned by the Company. The Company will recognize revenue as the users of the royalties uses the intellectual property.
- Product sales from the products that will be developed and manufactured by the Company. Revenue will be recognized as the products are delivered to the customer.

General and Administrative

General and administrative expenses consist primarily of payment to professionals who work in the business development and operations.. It also includes miscellaneous expenses such as office supplies, licenses and subscriptions that were recorded when it was incurred.

Interest Expense

Interest incurred on shareholders' loan extended to the Company.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States, Delaware. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss (NOL) carryforwards of $37,019 and $27,224, respectively.

The Company has recognized deferred tax assets related to these NOLs and other temporary differences. However, due to the Company's history of losses, management has determined that it is more likely than not that these assets will not be realized. As a result, a full valuation allowance has been recorded against the deferred tax assets.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2023 and 2024, the shareholders lent the Company $5,000 cash support with a 3% interest rate and due on demand.

In 2024, the shareholders lent the Company an additional $7,000 cash to use on business expenses.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES AND DEBT**

**Accounts Payable -** The Company's accounts payable pertains to the unpaid professional fees with a balance of $68,500 and $39,235 as of December 31, 2024 and December 31, 2023, respectively,

**Credit Card Payable -** The Company uses its corporate credit cards to pay for its operational miscellaneous expenses such as office supplies, dues and subscriptions. As of December 31, 2024 and December 31, 2023, the credit card payable has an outstanding balance of $5,378 and $4,571, respectively.

**Due to Related Party** - The Company's shareholders provide financial support to the business through cash loans to cover the business expenses. As of December 31, 2024 and December 31, 2023, the total outstanding loans to the shareholders were $17,000 and $10,000, respectively. The loan has an annual interest rate of 3% and is due on demand.

**NOTE 6 – EQUITY**

The Company has authorized 15 million of common shares with a par value of $0.0001 per share. 10 million shares were issued and outstanding as of December 31, 2024 and  9 million shares were issued and outstanding as of December 31, 2023.

**Voting**: Common stockholders are entitled to one vote per share.

**Dividends**: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 18, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

In June 2025, the shareholders lent an additional loan to the Company amounting to $25,000 with an interest rate of 3% and is due on demand.